                     SECURITIES AND EXCHANGE COMMISSION
                           AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                _____________

                                SCHEDULE 13D
                               (Rule 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            INFOSEEK CORPORATION
                          (a Delaware corporation)
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)


                                  45678M107
                                  ---------
                               (CUSIP Number)

                              David K. Thompson
                           The Walt Disney Company
                        500 South Buena Vista Street
                         Burbank, California  91521
                               (818) 560-1000
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                              November 18, 1998
           (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             (Page 1 of 21 Pages)
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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 2 OF 21 PAGES
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       NAME OF REPORTING PERSON
 1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             The Walt Disney Company

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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
 2                                                              (b) [_]

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       SEC USE ONLY
 3

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       SOURCE OF FUNDS
 4       WC; see Item 3.

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       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]

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       CITIZENSHIP OR PLACE OF ORGANIZATION
 6       Delaware

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                          SOLE VOTING POWER
     NUMBER OF       7      2,642,000 shares plus a warrant to purchase
                            15,720,000 shares
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8      23,461,965 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9      2,642,000 shares plus a warrant to purchase
    REPORTING               15,720,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10     23,461,965 shares

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 26,103,965 shares (including shares owned by Disney Enterprises, Inc., a wholly owned subsidiary of the reporting person) plus a warrant to purchase 15,720,000 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES                                       [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 43.31%, excluding the warrant; 55.04% assuming exercise in full of the warrant.

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      TYPE OF REPORTING PERSON
14      CO

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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 3 OF 21 PAGES
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------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
 1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Disney Enterprises, Inc.

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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
 2                                                              (b) [_]

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       SEC USE ONLY
 3

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       SOURCE OF FUNDS
 4       OO; see Item 3.

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       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]

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       CITIZENSHIP OR PLACE OF ORGANIZATION
 6       Delaware

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     NUMBER OF            SOLE VOTING POWER
                     7      0 shares
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8      23,461,965 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9      0 shares
    REPORTING
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     10     23,461,965 shares
       WITH
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      23,461,965 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES                                       [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      38.93%

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      TYPE OF REPORTING PERSON
14      CO

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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 4 OF 21 PAGES
-----------------------                                  ---------------------



ITEM 1.    SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.001 per share ("Infoseek Common Stock"), of Infoseek Corporation, a Delaware corporation ("Infoseek"). The Infoseek Common Stock includes the rights attached thereto pursuant to Infoseek's share purchase rights plan. The principal executive offices of Infoseek are located at 1399 Moffett Park Drive, Sunnyvale, California 94089.


ITEM 2.    IDENTITY AND BACKGROUND

     (a) - (c), (f). This Statement is being filed by The Walt Disney Company, a Delaware corporation ("TWDC"), and Disney Enterprises, Inc., a Delaware corporation and wholly owned subsidiary of TWDC ("DEI" and, collectively with TWDC, the "Filing Persons"). The address for both Filing Persons is 500 South Buena Vista Street, Burbank, California 91521. The Filing Persons are diversified entertainment companies whose principal businesses consist of creative content, broadcasting and theme parks and resorts. Attached as
Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Filing Persons, his or her name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship. Attached as Exhibit 2 is an agreement between the Filing Persons that this statement is filed on behalf of each of them.

     (d) During the last five years, neither Filing Person nor, to the best knowledge of the Filing Persons, any executive officer or director of either Filing Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither Filing Person nor, to the best knowledge of the Filing Persons, any executive officer or director of either Filing Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Filing Person or any executive officer or director of either Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On June 18, 1998, Infoseek, Infoseek Corporation, a California corporation ("Infoseek California"), DEI and Starwave Corporation, a Washington corporation that was approximately 91% owned by DEI ("Starwave"), entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), pursuant to which Infoseek acquired Starwave by way of a merger (the "Merger") on November 18, 1998 (the "Closing Date"). As a result of the Merger, among other things, each share of Class A Common Stock and Class B Common Stock of Starwave was converted into the right to receive 0.264957 shares of Infoseek Common Stock (the "Exchange Ratio"). Immediately prior to the Merger, DEI was the holder of 48,680,740 shares of Starwave Class A Common Stock and 39,869,348 shares of Starwave Class B Common Stock. Pursuant to the Merger and based on the Exchange Ratio, DEI received 23,461,965 shares of Infoseek


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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 5 OF 21 PAGES
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Common Stock in exchange for its shares of Starwave Common Stock. The
Reorganization Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     In addition, on June 18, 1998, Infoseek and TWDC entered into a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, on the Closing Date, TWDC acquired (i) 2,642,000 shares of Infoseek Common Stock and (ii) a warrant (the "Warrant") to purchase 15,720,000 shares of Infoseek Common Stock, in exchange for an aggregate purchase price of (a) $70,013,000 in cash, which was paid from TWDC's working capital, and (b) a five-year promissory note of TWDC in favor of Infoseek (the "Note") in the principal amount of $139,000,000. The Note bears interest at a rate of 6.5% per annum and is repayable in twenty quarterly principal installments of $6,950,000 together with interest thereon, beginning on the three month anniversary of the Closing Date. The Purchase Agreement and the Note are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

     The Warrant vests and becomes exercisable as to one-third of the shares of Infoseek Common Stock subject to the Warrant upon each of the first, second and third anniversaries of the Closing Date, subject to acceleration upon a Standstill Termination Event (as defined in Item 6 below under the description of the "Governance Agreement"). The exercise price for each share of Infoseek Common Stock subject to the Warrant is equal to (i) 120% of the average closing sale prices of Infoseek Common Stock on the Nasdaq National Market (or another national market) for the thirty trading days prior to the time such Warrant vests and becomes exercisable or (ii) if not traded on a market, by unanimous determination of the Infoseek Board of Directors or, if the Board cannot agree, through an appraisal mechanism, subject, in each case, to a maximum per share exercise price of $50.00. The Warrant does not entitle the holder to any rights as a stockholder prior to exercise and is transferable only to subsidiaries of TWDC that are at least 80% owned by TWDC. The Warrant expires on November 18, 2003. If the Warrant is exercised, it is anticipated that the exercise price for the shares subject thereto will be paid from the working capital of TWDC. The Warrant is attached hereto as Exhibit 6 and is incorporated herein by reference.


ITEM 4.    PURPOSE OF TRANSACTION

     The Filing Persons acquired shares of Infoseek Common Stock and the Warrant in order to obtain a substantial equity position in the Issuer and the ability to acquire a majority equity position in the Issuer through the exercise of the Warrant or other transactions permitted under the Governance Agreement (as defined in Item 6 below). In addition, the Filing Persons have acquired certain rights and incurred certain obligations with respect to Infoseek which are contained in various related agreements that were entered into in connection with the Reorganization Agreement and the Purchase Agreement (the "Related Agreements"), all of which are described in Item 6 below, filed as exhibits hereto (as indicated in Item 6 below) and incorporated herein by reference. In particular, the Governance Agreement sets forth terms pertaining to, among other things, the Filing Persons' restrictions on acquisition and disposition of Infoseek Common Stock, voting obligations with respect to Infoseek Common Stock, board representation rights, and rights to maintain their percentage ownership of Infoseek Common Stock through purchases from Infoseek or in the open market, as well as special board and shareholder approval requirements for certain types of material transactions, all as more fully described in Item 6 below.
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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 6 OF 21 PAGES
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     Subject to the terms of the Governance Agreement, the Filing Persons may seek to acquire additional shares of Infoseek Common Stock or other securities of Infoseek through exercise of the Warrant or the exercise of the Filing Persons' maintenance rights under the Governance Agreement (as described in Item 6 below), which may include acquisition of a majority and/or controlling interest in Infoseek. In addition, subject to the terms of the Governance Agreement, while it is not the Filing Persons' present intention to do so, the Filing Persons may seek to (a) acquire additional shares of Infoseek Common Stock or other securities of Infoseek through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction, or otherwise, any of which may include acquisition of a majority and/or controlling interest in Infoseek, or (b) acquire a material amount of the assets of Infoseek. Subject to the terms of the Governance Agreement, an acquisition of a majority or controlling equity interest in Infoseek by the Filing Persons could result in (i) changes in the Board of Directors of Infoseek, (ii) changes in the capitalization or dividend policy of Infoseek, (iii) changes in Infoseek's Certificate of Incorporation or Bylaws that may impede the acquisition of control of Infoseek by any person other than the Filing Persons, (iv) delisting of Infoseek Common Stock from the Nasdaq National Market (or other national securities market), (v) termination of registration of Infoseek Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (vi) other events comparable to those enumerated above. Alternatively, while it is not the Filing Persons' present intention to do so and the Governance Agreement restricts the ability of the Filing Persons to do so, the Filing Persons may dispose of some or all of the shares of Infoseek Common Stock held by them or obtained upon exercise of the Warrant in the open market, in privately negotiated transactions to third parties, through a public offering upon exercise of the registration rights outlined below in
Item 6, or otherwise, depending upon the course of action that the Filing Persons pursue, market conditions and other factors. Although the foregoing represents the range of activities that may be taken by the Filing Persons with respect to Infoseek, the possible activities of the Filing Persons are subject to change at any time.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) TWDC is the beneficial owner of 26,103,965 shares of Infoseek Common Stock, or 43.31% of the outstanding shares of Infoseek Common Stock, which includes 23,461,965 shares held directly by DEI (representing 38.93% of the outstanding shares of Infoseek Common Stock) and 2,642,000 shares held directly by TWDC (representing 4.38% of the outstanding shares of Infoseek Common Stock). TWDC is also the beneficial owner of the Warrant to purchase 15,720,000 shares of Infoseek Common Stock. If the Warrant were exercised in full, TWDC would be the beneficial owner of 41,823,965 shares of Infoseek Common Stock, representing 55.04% of the outstanding shares of Infoseek Common Stock. In addition, pursuant to the Governance Agreement, upon the occurrence of certain events, the Filing Persons will be entitled to acquire additional shares of Infoseek Common Stock and warrants to purchase such shares in amounts sufficient to maintain the Filing Persons' percentage ownership of Infoseek Common Stock, as more fully described in Item 6 below. Further, pursuant to the First Offer Agreement (as defined in Item 6 below), TWDC has a right of first refusal with respect to certain proposed sales of Infoseek Common Stock by Steven T. Kirsch, Infoseek's Chairman and a principal shareholder of Infoseek.

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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 7 OF 21 PAGES
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     (b)   TWDC has sole voting and dispositive power with respect to the
2,642,000 shares of Infoseek Common Stock held by it and will have sole voting and dispositive power with respect to any of the 15,720,000 shares of Infoseek Common Stock subject to the Warrant that may be acquired by TWDC upon exercise of the Warrant. The Filing Persons have shared voting and dispositive power with respect to the 23,461,965 shares of Infoseek Common Stock held by DEI. DEI does not have sole voting or dispositive power with respect to any shares held by it.

     (c) Other than as described in Item 3 above, neither of the Filing Persons had any transactions in Infoseek Common Stock in the last sixty (60) days.

     (d)   Not applicable.

     (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In addition to the terms of the Reorganization Agreement, the Purchase Agreement, the Warrant and the Note as described above in Item 3, the Related Agreements entered into by the Filing Persons, Infoseek, Infoseek California and certain of their affiliates consist of the following:

     a.    Governance Agreement dated June 18, 1998 among Infoseek, TWDC and DEI
           ---------------------------------------------------------------------
           (the "Governance Agreement", which is attached hereto as Exhibit 7
           ---------------------------------------------------------------------
           and incorporated herein by reference).
           -------------------------------------

     The Governance Agreement provides for the following:

     The Filing Persons' Standstill Restrictions. During the Standstill Period (as defined below), none of the Filing Persons, any affiliate (as defined under the Exchange Act) of the Filing Persons or any group (as defined under Rule 13d-3 of the Exchange Act, a "13D Group") of which the Filing Persons or any of their affiliates are members, may directly or indirectly, acquire or beneficially own Infoseek voting stock or authorize or make a tender offer, exchange offer or other offer therefor, if the effect of such acquisition would be to increase the percentage of total current voting power represented by all shares of voting stock of Infoseek beneficially owned by the Filing Persons to more than 49.9% of total current voting power of Infoseek voting stock then outstanding, provided that the foregoing shall not prohibit the Filing Persons and/or any of their affiliates from making a tender offer for 100% of the Infoseek shares of voting stock they do not own during the Standstill Period so long as such tender offer has been approved by a majority of Infoseek Disinterested Directors (as defined below) and is conditioned upon a majority of the shares of voting stock held by Disinterested Shareholders
(as defined below) being tendered and not withdrawn with respect to such offer (a "TWDC Tender Offer"). Following the Standstill Period, the Filing Persons, their affiliates or any 13D Group of which the Filing Persons or any of their affiliates are members shall be entitled to commence a tender or exchange offer to purchase or exchange for cash or other consideration any Infoseek voting stock provided that such offer is
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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 8 OF 21 PAGES
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conditioned upon and not consummated unless a majority of the shares of voting stock held by Disinterested Shareholders are tendered and not withdrawn with respect to such tender or exchange offer.

          As used in the Governance Agreement, the following terms are defined as follows: "Standstill Period" means the period beginning June 18, 1998 and ending on the occurrence of a Standstill Termination Event; "Standstill Reinstatement Event" means the occurrence of either of the following prior to the third anniversary of the Closing Date: (i) withdrawal or termination of a third party tender offer at any time during which a TWDC Tender Offer is not then pending or (ii) withdrawal, termination, or material alteration of a TWDC Tender Offer other than an increase in price; "Standstill Revised Limit" means the percentage of the total current voting power of Infoseek represented by all shares of Infoseek voting stock held by the Filing Persons as of the occurrence of a Standstill Reinstatement Event; and "Standstill Termination Event" means the earliest to occur of the following: (i) the third anniversary of the Closing Date, (ii) a change in control of Infoseek, (iii) a third party tender offer to acquire 25% or more of the then total current voting power of Infoseek, (iv) a TWDC Tender Offer, or (v) any person who is not one of the Filing Persons or an affiliate of the Filing Persons or 13D Group of which the Filing Persons or an affiliate of the Filing Persons are members has acquired any Infoseek voting stock which results in such person or 13D Group owning or having the right to acquire more than 25% of the total current voting power of Infoseek unless such acquisition of shares by such person or 13D Group was approved by Infoseek's Board of Directors pursuant to a 75% supermajority Infoseek Board approval, provided however, that upon a Standstill Reinstatement Event, the Standstill Termination Event shall be deemed not to have occurred and the Standstill Period shall be deemed to be reinstated, and provided further that, upon a Standstill Reinstatement Event, if the Standstill Revised Limit is greater than the Standstill Limit, then the Standstill Revised Limit and not the Standstill Limit shall thereafter be deemed the Standstill Limit.

          The Filing Persons' Transfer Restrictions.   Unless the Filing Persons
beneficially own less than 5% of the total current voting power of Infoseek or until the Filing Persons own at least 90% of the total current voting power of Infoseek, the Filing Persons may not, directly or indirectly, sell, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, any shares of Infoseek voting stock or non-voting convertible securities of Infoseek except: (i) to Infoseek; (ii) to an 80% owned subsidiary of the Filing Persons (a "TWDC Controlled Corporation"); (iii) after the Standstill Period, pursuant to a bona fide firmly underwritten public offering (which underwriter or underwriters of such offering shall include, if requested, an underwriter selected by a majority of the Disinterested Directors of Infoseek) registered under the Securities Act of 1933, as amended (the "Securities Act"); (iv) after the Standstill Period, pursuant to a rights offering, dividend or other pro rata distribution to the stockholders of TWDC;
(v) after the Standstill Period, pursuant to Rule 144 promulgated under the Securities Act, in a brokers' transaction (as defined under Rule 144); (vi)
after the Standstill Period, in private placement transactions exempt from the registration requirements of the Securities Act; (vii) in response to a bona fide public tender offer or exchange offer subject to Regulation 14D or Rule 13e-3 promulgated under the Exchange Act for cash or other consideration which is made by or on behalf of Infoseek; or (viii) in response to a third party tender offer, with certain limitations.
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  CUSIP NO. 45678M107            SCHEDULE 13D              PAGE 9 OF 21 PAGES
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          In addition, except in the case of a bona fide offer or proposal that, if consummated, would result in a change in control of Infoseek (in which event the following restrictions would terminate), unless the Filing Persons beneficially own less than 5% of the total current voting power of Infoseek or until the Filing Persons own at least 90% of the total current voting power of Infoseek, the Filing Persons have agreed (i) not to transfer any of Infoseek voting stock shares acquired upon exercise of any Warrants for a one year period after the date of the acquisition of such shares except to a TWDC Controlled Corporation or upon the occurrence of a third party tender offer and (ii) not to transfer any Warrants except to a TWDC Controlled Corporation.

          No transferee of Infoseek voting stock or non-voting convertible securities sold, transferred or otherwise disposed of by the Filing Persons as permitted by the Governance Agreement shall be bound (other than a TWDC Controlled Corporation) by the terms thereof, nor shall such transferee (other than a TWDC Controlled Corporation) be entitled, in any manner whatsoever, to any rights afforded the Filing Persons under the Governance Agreement.

          Infoseek's Right of First Refusal.   Unless the Filing Persons
beneficially own shares representing less than 5% of the total current voting power of Infoseek or until the Filing Persons own at least 90% of the total current voting power of Infoseek, prior to the Filing Persons effecting any sale, transfer or other disposition of Infoseek shares or non-voting convertible securities in connection with a private placement transaction which directly or indirectly would result in the transfer to any single person or 13D Group of 5% or more of the total current voting power of Infoseek, then Infoseek shall have a first refusal right to purchase all such shares or non-voting convertible securities. Infoseek may assign this right of first refusal to any other person or persons except certain competitors of the Filing Persons.

          The Filing Persons' Voting Obligations. The Filing Persons shall take such action as may be required so that all shares of Infoseek voting stock beneficially owned by the Filing Persons are voted for or cast in favor of: (i) during the Standstill Period, nominees to the Board of Directors of Infoseek in accordance with the Governance Agreement and the joint recommendations of the management of Infoseek and a majority of the Disinterested Directors of Infoseek, (ii) increases in the authorized capital stock of Infoseek and amendments to stock option plans and employee stock purchase plans, in each case approved by Infoseek's Board of Directors, and (iii) all matters approved by a majority of the Filing Persons' nominees to the Infoseek Board of Directors.

          Unless otherwise approved by a majority of the Disinterested Directors of Infoseek (as further described under "Board Representation Rights" below), during the Standstill Period, on all matters submitted to the vote, written consent or approval of the holders of Infoseek voting stock other than those matters set forth in the preceding paragraph, the Filing Persons shall take such action as may be required so that all shares of Infoseek voting stock beneficially owned by the Filing Persons which are in excess of the number of shares representing 43% of the total current voting power of Infoseek are voted or cast on all matters submitted to a vote, consent or other approval of the shareholders of Infoseek on each such matter in the same proportion as the votes cast by the voting stock held by the Disinterested Shareholders of Infoseek with respect to such matters.

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  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 10 OF 21 PAGES
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          Except for the foregoing, nothing in the Governance Agreement precludes the Filing Persons from voting shares of Infoseek voting stock which they beneficially own in such manner as the Filing Persons determine, in their sole discretion, on any matter presented to shareholders for a vote, consent or other approval; provided, however, that, in no event shall the Filing Persons exercise dissenter's rights under applicable law in connection with any merger, consolidation or other reorganization which is approved by Infoseek's Board of Directors and which is intended to qualify for pooling-of-interests accounting treatment (to be reflected in a comfort letter from a nationally recognized accounting firm in customary form).

          Infoseek's Repurchase Right.   If at any time there is a change in
control of the Filing Persons and the Filing Persons do not then beneficially own Infoseek shares representing a majority of the then total current voting power of Infoseek, then Infoseek shall have the right to purchase all, but not less than all, of the Infoseek shares and the Warrants then owned by the Filing Persons and their affiliates, at any time not to exceed sixty (60) days after the Filing Persons inform Infoseek in writing of such change in control of the Filing Persons, provided that, not later than 10 business days after receipt of such notice, Infoseek notifies the Filing Persons in writing of its intent to exercise the right of repurchase such securities. The purchase price per share of such shares shall be the fair market value thereof as of the date of occurrence of the change in control of the Filing Persons and the purchase price for any Warrants shall be the purchase price of such Warrants paid by the Filing Persons to Infoseek for such Warrants. Infoseek may not assign its right of repurchase except to an 80% controlled subsidiary.

          The Filing Persons' Rights to Maintain.   During the Standstill
Period, provided that the Filing Persons beneficially own at least 10% of the Total Outstanding Company Equity (as defined below), if the percentage interest of the Filing Persons in the Total Outstanding Company Equity is or would be reduced at any time as a result of an issuance of new Infoseek securities, the Filing Persons shall have the right to purchase for cash the Filing Persons' Pro Rata Portion (as defined below), in whole or in part, at an aggregate purchase price equal to the product of the price per share at which such new securities were or will be sold in such issuance multiplied by the Filing Persons' Pro Rata Portion or any part thereof (the "Purchase Price"). As defined in the Governance Agreement, the "Filing Persons' Pro Rata Portion" means either (i) in the case of any issuances of new securities for cash consideration in connection with a financing transaction, 43% of the number of new securities, or (ii) in the case of any issuance of new securities in connection with an acquisition transaction, that number of new securities that would equal 43% after the issuance to the Filing Persons; and "Total Outstanding Company Equity" means the total number of shares of outstanding capital stock of Infoseek, on a fully diluted basis assuming the conversion, exchange or exercise of all outstanding securities, whether vested or unvested, convertible, exchangeable or exercisable into or for Company common stock.

          In addition, upon any issuance of new Infoseek securities, and only if
(i) the Filing Persons purchase at least 15% of the Filing Persons' Pro Rata Portion of such issuance from Infoseek or in the open market, or (ii) during the Standstill Period, the Filing Persons own at least 35% of the Total Outstanding Company Equity, or (iii) after the Standstill Period, the Filing Persons own at least 30% of the Total Outstanding Company Equity, then the Filing Persons shall also have the right to purchase for cash a Warrant exercisable for such number of Infoseek's new securities, either (a) in the event of an issuance of new securities in connection with a financing transaction,

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 11 OF 21 PAGES
-----------------------                                  ---------------------

equal to 15% of the new securities, or (b) in the event of an issuance of new securities in connection with an acquisition transaction, equal to 15% of the new securities plus that number of new securities of the Filing Persons' Pro Rata Portion actually purchased by the Filing Persons (either (a) or (b) as applicable, the "Warrant Coverage"). Any such Warrant shall be in the form of the Warrants purchased by TWDC pursuant to the Purchase Agreement; provided however, that any such Warrants so purchased shall be fully vested and exercisable, and the per share exercise price for such new securities underlying such Warrant shall be equal to the price per share at which such new securities were sold in such issuance of such new securities by Infoseek. The Filing Persons' purchase price for any such Warrant shall be an amount in cash determined to be the fair market value of such Warrants by (a) mutual agreement of Infoseek and the Filing Persons or (b) an investment bank mutually agreed upon by Infoseek and the Filing Persons (based on a Black-Scholes option pricing model) (the "Warrant Price").

          Additionally, the Filing Persons may, at any time and from time to time, in lieu of purchasing the Filing Persons' Pro Rata Portion or any part thereof from Infoseek in connection with an acquisition transaction, purchase on the open-market such number of shares of voting stock as have the equivalent equity interest as the Filing Persons' Pro Rata Portion. Such open market purchases would entitle the Filing Persons to purchase Warrant Coverage if such purchases are made within 60 days after receipt by the Filing Persons of notice of such issuance from Infoseek. The Filing Persons may purchase shares of voting stock both from Infoseek and in the open market, in its discretion, in connection with any equity issuance, subject to the Standstill Limit during the Standstill Period.

         Board Representation Rights.   Pursuant to the Governance Agreement,
the Bylaws of Infoseek authorize an eight (8) member Board of Directors of Infoseek, and the following three persons designated by the Filing Persons were elected to Infoseek's Board of Directors upon consummation of the Merger: Steven Bornstein (President and Chief Executive Officer of ESPN, a subsidiary of TWDC), Robert Iger (President of ABC, Inc., a subsidiary of TWDC), and Jake Winebaum (Chairman of the Buena Vista Internet Group, a subsidiary of TWDC). Following the Closing Date, so long as the Filing Persons beneficially own at least 10% of Infoseek's total current voting power, Infoseek shall include in the slate of nominees recommended by Infoseek's management to shareholders for election as directors at any special or annual meeting of shareholders of Infoseek and shall use its best efforts in all other respects to cause the election of, that number of persons designated by the Filing Persons equal to the greater of (i) one, or
(ii) that number determined by multiplying the then number of members of the Board of Directors by the percentage of total current voting power of Infoseek then owned by the Filing Persons. If such calculation results in a whole number plus a fraction, the Filing Persons shall only be permitted to designate such whole number of persons; provided however, that if the Filing Persons beneficially own more than 25% of the total current voting power of Infoseek and the Filing Persons are not entitled pursuant to the foregoing calculation to appoint more than 25% of the members of the Board of Directors, then such fraction shall be rounded up to the next nearest whole number for purposes of determining the number of the Filing Persons' designees on Infoseek's Board of Directors. At any time during the Standstill Period, the Filing Persons shall not be entitled, and the Filing Persons have agreed not, to cast votes for the Filing Persons' designees for the Infoseek Board of Directors in excess of the lesser of (i) the number of directors which the Filing Persons are entitled to elect under the preceding terms of the Governance Agreement or (ii) 49.9% of the

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 12 OF 21 PAGES
-----------------------                                  ---------------------

members of the Board of Directors. During the Standstill Period, in the event that the number of the Filing Persons' designees for the Infoseek Board of Directors exceeds the number of designees that the Filing Persons are entitled to designate (the "Excess Directors"), the Filing Persons shall cause that number of Excess Directors to resign and not stand for reelection in connection with any special or annual meeting of shareholders of Infoseek.

          Events Requiring Supermajority Board Approval. Until the Filing Persons' percentage beneficial ownership of the Total Outstanding Company Equity falls below 10%, Infoseek shall not effectuate any Event Requiring Supermajority Board Approval without first having obtained a 75% supermajority Infoseek Board approval. As defined in the Governance Agreement, an "Event Requiring Supermajority Board Approval" means (i) any amendment of Infoseek's Bylaws or Infoseek's Certificate of Incorporation, (ii) a change in control of Infoseek or any subsidiary of Infoseek, (iii) a sale of more than 15% of the total assets of Infoseek or any subsidiary of Infoseek, (iv) issuances of securities of Infoseek representing 15% or more of the total current voting power, (v) the sale or issuance of any securities of Infoseek for consideration of $200 million or more, (vi) transactions involving expenditures of cash by Infoseek or any subsidiary or incurrence of indebtedness by Infoseek or any subsidiary, in either case, in excess of $200 million, or (vii) appointment of a new Chief Executive Officer of Infoseek.

          Events Requiring Disinterested Board Approval. Until such time as the Filing Persons own 90% or more of Infoseek's total current voting stock, neither Infoseek nor the Filing Persons shall effectuate an Event Requiring Disinterested Board Approval without first having obtained Disinterested Board Approval with respect to such event. As defined in the Governance Agreement, "Disinterested Board Approval" means the affirmative vote or written consent of a majority of the Disinterested Directors duly obtained in accordance with the applicable provisions of Infoseek's bylaws and applicable law; "Disinterested Director" means, during the Standstill Period, a member of the Board of Directors of Infoseek who is not a director nominated by the Filing Persons and, after the Standstill Period, a member of the Board of Directors of Infoseek who is an independent director; "Event Requiring Disinterested Board Approval" means: (i) any amendment to Infoseek's Bylaws or Certificate of Incorporation,
(ii) any transaction between Infoseek (or any affiliate of Infoseek) and the Filing Persons (or any affiliate of the Filing Persons), which (a) requires payments by any party in excess of $5 million or (b) contemplates a term equal to or in excess of three years, (iii) adoption of a "poison pill" share purchase rights plan by Infoseek, or any amendment of, or redemption, or exchange of rights issued pursuant to any such plan, provided that, such plan excludes from the definition of "Acquiring Person" therein the Filing Persons and wholly owned (direct or indirect) subsidiaries of the Filing Persons so long as neither the Filing Persons nor any affiliate of the Filing Persons has breached the Filing Persons' standstill restrictions described above and so long as the Filing Persons beneficially own at least 5% of the total current voting power of Infoseek, (iv) any transfer of any Infoseek shares or non-voting convertible securities by the Filing Persons to certain competitors of Infoseek in a private placement (as opposed to a public offering), (v) during the Standstill Period, any transfer of 25% or more of Infoseek voting stock by the Filing Persons in a private placement (as opposed to a public offering) to any single person or 13D Group, (vi) commencing a tender offer or exchange offer by the Filing Persons or any affiliate of the Filing Persons (or any 13D Group that includes the Filing Persons or any affiliate of the Filing Persons) to purchase or exchange for cash or other consideration any Infoseek voting stock, except for a TWDC Tender Offer made (a) during a Third

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 13 OF 21 PAGES
-----------------------                                  ---------------------

Party Tender Offer, or (b) following a Standstill Termination Event so long as the cause of the Standstill Termination Event was not a TWDC Tender Offer,
(vii) during the Standstill Period, the Filing Persons' solicitation of proxies with respect to any Infoseek voting stock or becoming a "participant" in any "election contest" (as such terms are used in Rule 14(a)-11 of Regulation 14A promulgated under the Exchange Act) relating to the election of directors of Infoseek, (viii) any termination by the Filing Persons of the License Agreement (as defined below) (a) as a result of Infoseek's failure to use commercially reasonable efforts to meet certain spending requests for the new internet portal service to be known as the Go Network to be developed by Infoseek and the Filing Persons (the "New Portal Service"), at any time after a majority of the members of Infoseek's Board of Directors are directors nominated by the Filing Persons, (b) as a result of the acquisition by any person or group of 25% or more of the voting power of Infoseek thereof if the event that causes the Filing Persons to have such termination right is (y) a transfer by the Filing Persons of Infoseek shares (other than a transfer pursuant to a third party tender offer) or (z) after a majority of the members of Infoseek's Board of Directors are the Filing Persons' nominees, an issuance of shares by Infoseek which results in a third party owning 25% or more of the total current voting power of Infoseek, or (c) as a result of the bankruptcy or receivership of Infoseek if the event that causes such termination right is that the Filing Persons, in their capacity as shareholders (and not as creditors) of Infoseek, have applied for or actively supported the appointment of a receiver for Infoseek and such receiver has been appointed, (ix) a transfer by the Filing Persons of Infoseek shares which results in a third party owning 25% or more of the total current voting power of Infoseek (other than a transfer pursuant to third party tender offer), (x) during the Standstill Period, or after the Standstill Period, unless the Filing Persons own 50% or more of the total current voting power of Infoseek, any of items
(i) through (iv) set forth as an Event Requiring Disinterested Shareholder Approval as described below, (xi) any dissolution or liquidation of Infoseek,
(xii) voluntary filing of a petition for bankruptcy or receivership by Infoseek, or the failure to oppose any other person's petition for bankruptcy or any other person's action to appoint a receiver of Infoseek, or (xiii) any amendment, modification or waiver (including a termination other than in accordance with the various termination provisions contained in the Governance Agreement) of any of the provisions of the Governance Agreement.

          Events Requiring Disinterested Shareholder Approval.   Until such time
as the Filing Persons own 90% or more of the total current voting power of Infoseek, neither Infoseek nor the Filing Persons (including any affiliate of such parties) shall effectuate an Event Requiring Disinterested Shareholder Approval without first having obtained Disinterested Shareholder Approval with respect to such event; provided however, that Disinterested Shareholder Approval shall not be required, if on the record date for such approval of such Event Requiring Disinterested Shareholder Approval, the Filing Persons beneficially own less than 25% of the total current voting power of Infoseek. As defined in the Governance Agreement, "Disinterested Shareholder" means any shareholder of Infoseek who is not the Filing Persons or an affiliate of the Filing Persons or a member of a 13D Group in which the Filing Persons or an affiliate of the Filing Persons is also a member; "Disinterested Shareholder Approval" means the affirmative vote or written consent of greater than 50% of the total current voting power of Infoseek held by all Disinterested Shareholders; "Event Requiring Disinterested Shareholder Approval" means: (i) the amendment of any portion of Infoseek's charter that effectuates therein the provisions requiring Disinterested Board Approval and Disinterested Shareholder Approval, (ii) a sale or disposition of all or substantially all of Infoseek's assets, (iii) the issuance of securities of Infoseek representing 20% or

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 14 OF 21 PAGES
-----------------------                                  ---------------------

more of (a) Infoseek's then Total Outstanding Company Equity or (b) Infoseek's then total current voting power or (iv) a merger, consolidation, or other reorganization of Infoseek with or into the Filing Persons or any affiliate of the Filing Persons.

        b.     Registration Rights Agreement dated November 18, 1998 among
               -----------------------------------------------------------
               Infoseek, TWDC and DEI (the "Registration Rights Agreement",
               ------------------------------------------------------------
               which is attached hereto as Exhibit 8 and incorporated herein
               -------------------------------------------------------------
               by reference).
               -------------

        Pursuant to the Registration Rights Agreement, Infoseek is obligated to register, at its expense, under the Securities Act, Infoseek Common Stock held by the Filing Persons, 80% or greater subsidiaries of the Filing Persons or TWDC stockholders following a pro rata distribution of Infoseek shares to such stockholders in the following circumstances:

               (1) Upon a request to register shares with an anticipated total offering price of $10,000,000 or more, Infoseek is obligated to file, on not more than two occasions, a registration statement with respect to such shares within 45 days and use best efforts to cause such registration to be declared effective, subject to certain limitations and conditions. Such registration will be on a form mutually agreed by the parties, but may be pursuant to a shelf registration if Infoseek is eligible, upon the Filing Persons' request. The obligation to register such shares pursuant to the Registration Rights Agreement begins three years after the Closing Date or upon the earlier termination of the Standstill Period.

               (2) If Infoseek proposes to register any of its securities under the Securities Act either for its own account or for the account of others (except in connection with employee benefit plans, mergers or stock issuable upon conversion of convertible securities), the Filing Persons and others with registration rights are entitled to notice of the registration and are entitled to include their shares of Infoseek Common Stock in such registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration, subject to the Filing Persons' shares receiving priority over all other parties (other than Infoseek) exercising registration rights in connection with the offering.

        c.     First Offer Letter Agreement dated July 14, 1998 between TWDC
               -------------------------------------------------------------
               and Steven T. Kirsch, Infoseek's Chairman and a principal
               ---------------------------------------------------------
               shareholder of Infoseek (the "First Offer Agreement", which is
               --------------------------------------------------------------
               attached hereto as Exhibit 9 and incorporated herein by
               -------------------------------------------------------
               reference).
               ---------

        Pursuant to the First Offer Agreement, Steven T. Kirsch has agreed that if, following the Closing Date and prior to the fourth anniversary thereof, he elects to transfer (other than to family members or for estate planning or charitable purposes) shares of Infoseek Common Stock with an aggregate value of $1,000,000 or more to a third party, then he will first offer to sell such shares to TWDC, and TWDC will have the right to purchase all (but not less than all) of such shares, at the same purchase price offered to Mr. Kirsch by the third party.

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 15 OF 21 PAGES
-----------------------                                  ---------------------


        d.     License Agreement dated June 18, 1998 between DEI and Infoseek
               --------------------------------------------------------------
               California (the "License Agreement", which is attached hereto
               -------------------------------------------------------------
               as Exhibit 10 and incorporated herein by reference).
               ---------------------------------------------------

        Pursuant to the License Agreement, DEI has agreed to grant to Infoseek California a worldwide license to utilize the trademarks, service marks and World Wide Web addresses and domain names associated with the New Portal Service and the copyrights in the user interface design of the New Portal Service in connection with the development, operation and exploitation of the New Portal Service. The license will be exclusive to Infoseek California and any other use of the licensed intellectual property is subject to Infoseek California's approval (which approval may not be unreasonably withheld for uses that do not compete with Infoseek California). Infoseek California has agreed to pay DEI a royalty equal to one percent of Infoseek California's revenues other than Infoseek California revenues derived from Infoseek California's software sales and services. Such royalties are not earned or paid until the end of any Infoseek California fiscal year in which Infoseek California has positive earnings before interest, taxes and amortization ("EBITA") as defined and royalty payments in any year will not exceed fifteen percent of Infoseek California's EBITA in such year. DEI has agreed to pay Infoseek California royalties based on a specified percentage of the revenues received by DEI attributable to other licenses and uses of the licensed intellectual property by DEI or its licensees.

        The license may be terminated by DEI only upon occurrence of the following events, subject to limitation as set forth in the description of the Governance Agreement above: (i) acquisition by any person or group (other than the Filing Persons) of more than 25% of the voting equity of California; (ii) Infoseek California's failure to use commercially reasonable efforts to meet certain spending requirements for the New Portal Service, as set forth in a mutually agreed upon business plan, provided that these termination rights expire in ten years or earlier if certain conditions are met; or (iii) bankruptcy or receivership of Infoseek California. Subject to adjustment by unanimous vote of the two member advisory committee established pursuant to the Product Management Agreement described below, these spending requirements for the New Portal Service for the first three years are $40.5 million, $58.3 million and $64.8 million, respectively. Thereafter such requirements are to be set by unanimous vote of the advisory committee, provided that, if no amount is agreed to by the advisory committee, such amount shall be based on the prior year's spending requirement as adjusted for projected growth based on changes in the consumer price index or certain other metrics. The amounts spent by Infoseek California on the purchase of promotional services under the Promotional Services Agreement described below apply towards these spending requirements.
If DEI terminates the license, Infoseek California will grant to DEI a worldwide, nonexclusive, royalty-free license, with certain rights to sublicense, to use Infoseek California technology in connection with the development and operation of the New Portal Service, with rights to obtain updates to the licensed technology at most favored nation prices for five years after any such termination.

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 16 OF 21 PAGES
-----------------------                                  ---------------------

        e.     Product Management Agreement dated June 18, 1998 between DEI
               ------------------------------------------------------------
               and Infoseek California (the "Product Management Agreement",
               ------------------------------------------------------------
               which is attached hereto as Exhibit 11 and incorporated herein
               --------------------------------------------------------------
               by reference).
               -------------

        Under the Product Management Agreement, DEI and Infoseek California have agreed to establish an advisory committee (consisting of one Infoseek California representative (initially Harry M. Motro, Infoseek's President and Chief Executive) and one DEI representative (initially Jake Winebaum, Chairman of Buena Vista Internet Group, a subsidiary of TWDC)) for the overall management of the New Portal Service to be developed and launched by Infoseek California as well as to coordinate the overall relationship between DEI and Infoseek California. While decisions of the advisory committee generally will be required to be unanimous, the DEI representative will have tie-breaking authority over branding issues and marketing plan formulation, as well as content and advertising standards, and the Infoseek California representative will have tie-breaking authority over product development, operation, production, distribution, advertising sales, execution of the marketing plan and day-to-day operations of the service. Under this agreement, DEI and Infoseek California have also each agreed to provide certain prominent positioning for and links to the Filing Persons' content and Infoseek California search and directory services within Infoseek California and the Filing Persons' respective online services.

        f.     Promotional Service Agreement dated June 18, 1998 between ABC,
               --------------------------------------------------------------
               Inc. ("ABC") and Infoseek California (the "Promotional Service
               --------------------------------------------------------------
               Agreement", which is attached hereto as Exhibit 12 and
               ------------------------------------------------------
               incorporated herein by reference).
               ---------------------------------

        Pursuant to the Promotional Service Agreement, ABC has agreed to provide, and Infoseek California has agreed to purchase, $165,000,000 in promotional services over a five-year period for the New Portal Service, consisting of both traditional and non-traditional opportunities. In addition, this agreement requires the Filing Persons to co-brand all ABCNews.com and ESPN.com nontraditional media promotions with promotions for the New Portal Service. Infoseek California will have the right to renew the Promotional Services Agreement, other than with respect to the co-branding requirement, at the end of its initial five-year term, for a subsequent five-year term. The obligations under the Promotional Services Agreement are not conditioned on the success of the planned New Portal Service. The purchases of promotional services by Infoseek California under the Promotional Services Agreement apply towards the spending requirements discussed under the description of the License Agreement.

        g.     Amended and Restated ESPN/Starwave Partnership Agreement dated
               --------------------------------------------------------------
               June 18, 1998 between ESPN Online Investments, Inc., an
               -------------------------------------------------------
               indirect subsidiary of the Filing Persons ("ESPN Partner"), and
               ---------------------------------------------------------------
               Starwave Ventures, a Washington corporation and subsidiary of
               -------------------------------------------------------------
               Starwave ("Starwave Partner") (the "ESPN Joint Venture
               ------------------------------------------------------
               Agreement", which is attached hereto as Exhibit 13 and
               ------------------------------------------------------
               incorporated herein by reference).
               ---------------------------------

        The ESPN Joint Venture Agreement creates ESPN/Starwave Partners, a New York general partnership ("ESPN Partners"), and provides for ESPN Partners' development, production and exploitation of narrowband products incorporating and containing amateur or professional sports content, news and information owned or controlled by ESPN Enterprises, Inc. or its affiliates (collectively "ESPN"). Pursuant to the ESPN Joint Venture Agreement, each of Starwave Partner

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 17 OF 21 PAGES
-----------------------                                  ---------------------

and ESPN Partner receives a quarterly allocation of fifty percent of ESPN Partners' net income (with corresponding levels of funding commitments based on estimated cash expenses and capital expenditures for such period) in years during which there is net income, and Starwave Partner is allocated sixty percent of the net losses and ESPN Partner is allocated forty percent of the net losses (with corresponding levels of funding commitments based on estimated cash expenses and capital expenditures for such period) in loss years. The ESPN Joint Venture Agreement includes a mechanism for adjusting each partner's profit participation in the event that a partner fails to make any funding commitment cash contribution.

        In addition, pursuant to the ESPN Joint Venture Agreement, each of ESPN Partner and Starwave Partner has agreed that neither ESPN Partner nor Starwave Partner, as the case may be, nor any of their respective affiliates, will, during the term of the ESPN Joint Venture Agreement, in the U.S. or Canada, develop, distribute, produce, exploit, market, promote on-air, provide services of any nature or provide a license or permit a third party to utilize any of their respective intellectual property rights with respect to narrowband products containing professional or amateur sports content, news or information. This exclusivity will not apply to the parties' activities associated with the development, expansion and commercialization of sports components of the New Portal Service, nor will it apply to Starwave Partner or its affiliates' activities associated with search or directory products, services, components or other search or directory subject matter.

        The ESPN Joint Venture Agreement has a ten-year term and can only be terminated by ESPN Partner or Starwave Partner if (i) a party to the ESPN Joint Venture Agreement or Infoseek California is subject to a bankruptcy or similar proceeding, (ii) Starwave Partner willfully and repeatedly misuses the trademarks or service marks of ESPN in material breach of the agreement and repeatedly fails to cure such misuses, or (iii) the other partner's profit participation is equal to or less than twenty-five percent and ESPN Partners sustains either eight consecutive net loss fiscal quarters or ten total net loss fiscal quarters. Upon expiration or termination of the ESPN Joint Venture Agreement, ESPN Partner will be entitled to receive in-kind distribution of editorial-related content assets and Starwave Partner will be entitled to receive in-kind distribution of all technology assets and substantially all other assets of ESPN Partners.

        h.     Amended and Restated ESPN/Starwave Management and Services
               ----------------------------------------------------------
               Agreement dated June 18, 1998 among ESPN, Starwave and ESPN
               -----------------------------------------------------------
               Partners (the "ESPN/Starwave Management Services Agreement",
               ------------------------------------------------------------
               which is attached hereto as Exhibit 14 and incorporated herein
               --------------------------------------------------------------
               by reference).
               -------------

        Pursuant to the ESPN/Starwave Management Services Agreement, ESPN provides ESPN content and electronic commerce services for the narrowband sports products developed pursuant to the ESPN Joint Venture Agreement, and Starwave provides hosting services and technology development and maintenance services in connection with such narrowband sports products.

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 18 OF 21 PAGES
-----------------------                                  ---------------------


        i.     Representation Agreement dated June 18, 1998 among ESPN
               -------------------------------------------------------
               Partners, Starwave and Infoseek (the "ESPN Representation
               ---------------------------------------------------------
               Agreement", which is attached hereto as Exhibit 15 and
               ------------------------------------------------------
               incorporated herein by reference).
               ---------------------------------

        Under the ESPN Representation Agreement, Starwave has agreed to act as the exclusive representative of ESPN Partners in the sale of advertising for ESPN.com and other internet services that are owned or operated by ESPN Partners, such as NFL.com, NASCAR Online and NBA.com. For the exclusive right to provide these services, Starwave has agreed to make quarterly payments to ESPN Partners equal to the greater of (i) a guaranteed minimum amount or (ii) advertising revenues actually billed to third parties in the performance of the services (whether or not collected), in each case less Starwave's costs of providing the services and a profit margin.

        j.     Amended and Restated ABC News/Starwave Partnership Agreement
               ------------------------------------------------------------
               dated June 18, 1998 between DOL Online Investments, Inc., a
               -----------------------------------------------------------
               California corporation and subsidiary of the Filing Persons
               -----------------------------------------------------------
               ("ABC Partner"), and Starwave Partner (the "ABC Joint Venture
               -------------------------------------------------------------
               Agreement", which is attached hereto as Exhibit 16 and
               ------------------------------------------------------
               incorporated herein by reference).
               ---------------------------------

        The ABC News Joint Venture Agreement creates ABC/Starwave Partners, a New York general partnership ("ABC News Partners"), and provides for ABC News Partners' development, production and exploitation of narrowband products containing broad national, international and local news content. Pursuant to the ABC News Joint Venture Agreement, each of Starwave Partner and ABC Partner receives a quarterly allocation of fifty percent of ABC News Partners' net income (with corresponding levels of funding commitments based on estimated cash expenses and capital expenditures for such period) in years in which there is net income, and Starwave Partner is allocated sixty percent of the net losses and ABC Partner is allocated forty percent of the net losses (with corresponding levels of funding commitments based on estimated cash expenses and capital expenditures for such period) in loss years. The ABC News Joint Venture Agreement includes a mechanism for adjusting each partner's profit participation in the event that a partner fails to make any funding commitment cash contribution.

        In addition, pursuant to the ABC News Joint Venture Agreement, each of Starwave Partner and ABC Partner has agreed that neither ABC Partner nor Starwave Partner, as the case may be, nor any of their respective affiliates, will, during the term of the ABC News Joint Venture Agreement, in the U.S. or Canada, develop, distribute, produce, exploit, market or promote on-air (subject to ABC's current agreement with America Online), or provide services of any nature or provide a license or permit a third party to utilize any of their respective intellectual property rights with respect to narrowband products dedicated primarily to national and international news, other than narrowband products dedicated primarily to entertainment or personal finance news. This exclusivity will not apply to the parties' activities associated with the development, expansion and commercialization of news components of the New Portal Service, nor will it apply to Starwave Partner or its affiliates' activities associated with search or directory products, services, components or other search or directory subject matter.

        The ABC News Joint Venture Agreement has a ten year term and can only be terminated by ABC Partner or Starwave Partner if (i) a party to the agreement or Infoseek is subject to a

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 19 OF 21 PAGES
-----------------------                                  ---------------------

bankruptcy or similar proceeding, (ii) Starwave Partner willfully and repeatedly misuses the trademarks or service marks of ABC or its affiliates in material breach of the agreement and repeatedly fails to cure such misuses, or
(iii) the other partner's profit participation is equal to or less than twenty-five percent and ABC News Partners sustains either eight consecutive net loss fiscal quarters or ten total net loss fiscal quarters. Upon expiration or termination, ABC Partner will be entitled to receive in-kind distribution of editorial-related content assets and Starwave Partner will be entitled to receive in-kind distribution of all technology assets and substantially all other assets of ABC News Partners.

        k.     Amended and Restated ABC News/Starwave Management and Services
               --------------------------------------------------------------
               Agreement dated June 18, 1998 among ABC, Starwave and ABC News
               --------------------------------------------------------------
               Partners (the "ABC News/Starwave Management Services
               ----------------------------------------------------
               Agreement", which is attached hereto as Exhibit 17 and
               ------------------------------------------------------
               incorporated herein by reference).
               ---------------------------------

        Pursuant to the ABC News/Starwave Management Services Agreement, ABC provides ABC content and electronic commerce services for the narrowband news products developed pursuant to the ABC News Joint Venture Agreement, and Starwave provides hosting services and technology development and maintenance services in connection with such narrowband news products.

        l.     Representation Agreement dated June 18, 1998 among ABC News
               -----------------------------------------------------------
               Partners, Starwave and Infoseek (the "ABC News Representation
               -------------------------------------------------------------
               Agreement", which is attached hereto as Exhibit 18 and
               ------------------------------------------------------
               incorporated herein by reference).
               ---------------------------------

        Under the ABC News Representation Agreement, Starwave has agreed to act as the exclusive representative of ABC News Partners in the sale of advertising services for ABCNews.com and other internet services that are owned and/or operated by ABC News Partners, such as Mr. Showbiz, Celebsite, and Wall of Sound. For the exclusive right to provide these services, Starwave has agreed to make quarterly payments to ABC News Partners equal to the greater of (i) a guaranteed minimum amount or (ii) advertising revenues actually billed to third parties in the performance of the services (whether or not collected), in each case less Starwave's costs of providing the services and a profit margin.

        m.     Tax Sharing Agreement dated November 18, 1998 between Infoseek
               --------------------------------------------------------------
               and TWDC (the "Tax Sharing Agreement", which is attached hereto
               ---------------------------------------------------------------
               as Exhibit 19 and incorporated herein by reference).
               ---------------------------------------------------

        Pursuant to the Tax Sharing Agreement, at TWDC's option, TWDC, Infoseek and certain of their subsidiaries may file one or more consolidated, combined or unitary tax returns. In such event, the Tax Sharing Agreement sets forth terms pertaining to, among other things, cooperation among the parties in the preparation of tax returns, responsibility for filing tax returns, allocation of tax liabilities and payment or reimbursement of tax liabilities.

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 20 OF 21 PAGES
-----------------------                                  ---------------------

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1      Chart re Executive Officers and Directors of Filing Persons
Exhibit 2      Agreement of TWDC and DEI relating to the filing of a joint Schedule 13D.
Exhibit 3      Agreement and Plan of Reorganization dated June 18, 1998 among DEI, Starwave, Infoseek and
               Infoseek California.
Exhibit 4      Common Stock and Warrant Purchase Agreement dated June 18, 1998 between TWDC and Infoseek
Exhibit 5      Promissory Note of TWDC in favor of Infoseek dated November 18, 1998.
Exhibit 6      Warrant of Infoseek, dated November 18, 1998, issued to TWDC with respect to the purchase of up to 15,720,000 shares of Infoseek Common Stock.
Exhibit 7      Governance Agreement dated June 18, 1998 among Infoseek, TWDC and DEI.
Exhibit 8      Registration Rights Agreement dated November 18, 1998 among Infoseek, TWDC and DEI.
Exhibit 9      First Offer Letter Agreement dated July 14, 1998 between TWDC and Steven T. Kirsch.
Exhibit 10     License Agreement dated June 18, 1998 between DEI and Infoseek California.*
Exhibit 11     Product Management Agreement dated June 18, 1998 between DEI and Infoseek California.
Exhibit 12     Promotional Service Agreement dated June 18, 1998 between ABC and Infoseek California.*
Exhibit 13     Amended and Restated ESPN/Starwave Partnership Agreement dated June 18, 1998 between
               ESPN Partner and Starwave Partner.
Exhibit 14     Amended and Restated ESPN/Starwave Management and Services Agreement dated June 18, 1998 among
               ESPN, Starwave and ESPN Partners.
Exhibit 15     Representation Agreement dated June 18, 1998 among ESPN Partners, Starwave and Infoseek.
Exhibit 16     Amended and Restated ABC News/Starwave Partnership Agreement dated June 18, 1998 between ABC
               Partner and Starwave Partner.
Exhibit 17     Amended and Restated ABC News/Starwave Management and Services Agreement dated June 18, 1998 among ABC, Starwave and ABC News Partners.
Exhibit 18     Representation Agreement dated June 18, 1998 among ABC News Partners, Starwave and Infoseek.
Exhibit 19     Tax Sharing Agreement dated November 18, 1998 between Infoseek and TWDC.

* Portions of this Exhibit were filed confidentially with the Commission in connection with the filing of the Joint Proxy Statement/Prospectus of Infoseek California and Starwave pertaining to the Merger.

-----------------------                                  ---------------------
  CUSIP NO. 45678M107            SCHEDULE 13D             PAGE 21 OF 21 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1998


                                       The Walt Disney Company,
                                       a Delaware corporation


                                       By:  /s/ Sanford M. Litvack
                                            ----------------------
                                            Sanford M. Litvack
                                            Senior Executive Vice President and
                                            Chief of Corporate Operations



                                       Disney Enterprises, Inc.,
                                       a Delaware corporation


                                       By:  /s/ Sanford M. Litvack
                                            ----------------------
                                            Sanford M. Litvack
                                            President

                                 EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------

Exhibit 1        Chart re Executive Officers and Directors of Filing Persons
Exhibit 2        Agreement of TWDC and DEI relating to the filing of a joint Schedule 13D.
Exhibit 3        Agreement and Plan of Reorganization dated June 18, 1998 among DEI, Starwave, Infoseek and
                 Infoseek California.
Exhibit 4        Common Stock and Warrant Purchase Agreement dated June 18, 1998 between TWDC and Infoseek
Exhibit 5        Promissory Note of TWDC in favor of Infoseek dated November 18, 1998.
Exhibit 6        Warrant of Infoseek, dated November 18, 1998, issued to TWDC with respect to the purchase of up to 15,720,00 shares of Infoseek Common Stock.
Exhibit 7        Governance Agreement dated June 18, 1998 among Infoseek, TWDC and DEI.
Exhibit 8        Registration Rights Agreement dated November 18, 1998 among Infoseek, TWDC and DEI.
Exhibit 9        First Offer Letter Agreement dated July 14, 1998 between TWDC and Steven T. Kirsch.
Exhibit 10       License Agreement dated June 18, 1998 between DEI and Infoseek California.*
Exhibit 11       Product Management Agreement dated June 18, 1998 between DEI and Infoseek California.
Exhibit 12       Promotional Service Agreement dated June 18, 1998 between ABC and Infoseek California.*
Exhibit 13       Amended and Restated ESPN/Starwave Partnership Agreement dated June 18, 1998 between ESPN
                 Partner and Starwave Partner.
Exhibit 14       Amended and Restated ESPN/Starwave Management and Services Agreement dated June 18, 1998 among ESPN, Starwave and ESPN Partners.
Exhibit 15       Representation Agreement dated June 18, 1998 among ESPN Partners, Starwave and Infoseek.
Exhibit 16       Amended and Restated ABC News/Starwave Partnership Agreement dated June 18, 1998 between ABC
                 Partner and Starwave Partner.
Exhibit 17       Amended and Restated ABC News/Starwave Management and Services Agreement dated June 18, 1998 among ABC, Starwave and ABC News Partners.
Exhibit 18       Representation Agreement dated June 18, 1998 among ABC News Partners, Starwave and Infoseek.
Exhibit 19       Tax Sharing Agreement dated November 18, 1998 between Infoseek and TWDC.

* Portions of this Exhibit were filed confidentially with the Commission in connection with the filing of the Joint Proxy Statement/Prospectus of Infoseek California and Starwave pertaining to the Merger.